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                                                              EXHIBIT 1.A.(5)(h)

                          ENHANCED DEATH BENEFIT RIDER


The Death Benefit Factors provided in the Data Section of the policy are raised to provide enhanced Death Benefits in Policy Years associated with a Targeted Attained Age of the Younger of the Insureds. The Targeted Attained Age of the Younger of the Insureds is stated in the Data Section.

The date of issue of this rider is the policy Date of Issue.

DEATH BENEFIT FACTOR. The table of Death Benefit Factors shown in the rider Data Section supercedes the table of Death Benefit Factors provided in the policy Data Section. The Death Benefit Factors applied through operation of this rider are higher than those which would otherwise be in effect on the policy.

COST OF THE ENHANCED DEATH BENEFIT. There is no separate additional charge for this Enhanced Death Benefit Rider, but the Cost of Insurance Charge on the policy will be higher to the extent that the higher Death Benefit Factors associated with this rider increase the Death Benefit of the policy.

SUICIDE LIMITATION. If either of the Insureds dies within two years of the date of issue of this rider as the result of suicide, while sane or insane, we will pay only the sum set forth in the Suicide Limitation provision of the policy. Payment will be made to the Beneficiary.

INCONTESTABILITY. After this rider has been in force during the life of each Insured for two years from its date of issue, we will not contest it.

TERMINATION.  This rider shall terminate on the earliest of:

1. any Monthly Policy Date requested, if before that date we receive at our Home Office written request for termination; or
2. the date the policy terminates. If the policy is later reinstated, this rider will not be reinstated.
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When this rider terminates:

1.  all rights under this rider will cease; and
2.  the policy will be considered separate and complete without this rider.


Signed for National Life Insurance Company at Montpelier, Vermont, as of the date of issue of this rider, by

                                                        Chairman of the Board
                                                                and
                                                       Chief Executive Officer

7466(0398)